DDC ENTERPRISE LIMITED

Room 3-6, 4/F, Hollywood Center

233 Hollywood Road

Sheung Wan, Hong Kong

Via Edgar

January 9, 2023

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: DDC Enterprise Ltd (the “Company”)

Draft Registration Statement on Form F-1

Response dated November 14, 2022

CIK No. 0001808110

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated December 9, 2022 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Cover Page

1.	Please disclose throughout your filing whether certain of your current operations are conducted through contractual arrangements with one or more variable interest entities (VIEs). In that regard, we note the following disclosures “[a]s a holding company with no material operations of its own, we conduct our operations primarily through our PRC subsidiaries and our [VIE] and the VIE’s subsidiaries” on page 97 and “[t]he VIE arrangements with Mengwei Stores” on page F-17. These disclosures appear inconsistent with your other disclosures, including “our operations are currently conducted through our operating entities established in Hong Kong and mainland China” on page 13. Please tell us whether your continued cooperation with Shanghai Weishi Information Technology Co., Ltd. constitutes a VIE. Clearly and consistently revise your filing throughout. For additional guidance, please see the Division’s Sample Letter to China-Based Companies, published in December 2021.

Response: We respectfully submit that the contractual arrangements with the two variable interest entities and their consolidated entities, namely, Shanghai Weishi Information Technology Co., Ltd., Shanghai City Modern Agriculture Development Co., Ltd., Shanghai City Vegetable Production and Distribution Co-op, Shanghai Jiapin Vegetable Planting Co-op, and Shanghai Jiapin Ecological Agriculture Co-op were terminated as of April 2022. The Company’s continued cooperation with Shanghai Weishi in certain online service areas does not constitute as a VIE because that, since the termination of the contractual arrangements with Shanghai Weishi, (i) the Company has no longer enjoyed any controlling rights or decision-making power over the operation of Shanghai Weishi; (ii) Shanghai Weishi has independently operated its assets and properties and conducted its businesses, and its shareholder, instead of the Company, has enjoyed its residual interests and born the loss (if any); (iii) the Company and Shanghai Weishi have no contractual relations other than the service contract signed between them; (iv) the Company has not enjoyed any interests or benefits, or any other transfers, contributed by Shanghai Weishi, or offered any financial assistance for Shanghai Weishi; and (v) the Company does not have any exclusive option to purchase all of the equity interests in Shanghai Weishi when and to the extent permitted by the PRC law at the lowest price possible. We advise the Staff that we have revised the relevant disclosures on pages 8 and 85 of the Amended F-1 to explain why the Company’s continued cooperation with Shanghai Weishi does not constitute a VIE.

As of the date of this response, the only VIE arrangements the Company has is with Chongqing Meng Wei Technology Co., Ltd., Chongqing Yizhichan Leisure Food E-commerce Service Department and Chongqing Wei Bang Internet Technology Co., Ltd. (collectively, the “Transferors”) in relation to the operations of various online stores (“Mengwei Stores”). The legal names of the Mengwei Stores are registered with the E-commerce platforms under the Transferors as nominal holders. A series of contractual agreements were entered into among Shanghai DayDayCook and the Transferors. Pursuant to these contractual agreements, the Company is able to exercise effective control over, bear the risks of, and enjoy substantially all of the economic benefits of Mengwei Stores and have the right to, including without limitation to, control such online stores with the assets within the stores. The Company’s management concluded that Mengwei Stores is a VIE and Shanghai DayDayCook is its primary beneficiary. We advise the Staff that we have revised the relevant disclosures throughout the Amended F-1 to disclose the VIE arrangements in relation to the Mengwei Stores.

We also advise the Staff that we have considered the Division’s Sample Letter to China-Based Companies and have prepared the Amended F-1 accordingly based on the guidance set forth therein.

2.	We note your disclosure that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries in China and Hong Kong. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: We respectfully advise the Staff that we have revised the cover page of the Amended F-1.

3.	Clearly disclose on the cover page how you will refer to the holding company and its subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries, entities or VIEs are conducting the business operations.

Response: We respectfully advise the Staff that we have revised the cover page of the Amended F-1.

4.	Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and any consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: We respectfully advise the Staff that we have revised the cover page of the Amended F-1.

Prospectus Summary, page 1

5.	Please ensure that the information you provide in your filing is balanced. For example, we note your audit report contains an explanatory paragraph that your recurring losses and accumulated deficit raise substantial doubt about your ability to continue as a going concern. To the extent you discuss, for example, expectations of revenue growth or performance of your acquisitions, review each one and revise as necessary to provide balanced information including the need for substantial funding and capital. Revise your filing throughout.

Response: We respectfully advise the Staff that we have revised the relevant disclosures throughout the Amended F-1.

6.

Please clearly disclose throughout the filing your segments and which products and services you currently offer as compared to your discontinued products. In that regard, we note by way of example only the following disclosures “[a]s of the date of this prospectus, we have closed down all experience stores” on page 112 and “[s]ales from DayDayCook own-branded RTH and RTC product segments . . .” on page 86. These disclosures appear inconsistent with your other disclosures “[w]e are also engaged in the provision of advertising services and the operation of experience stores to offer cooking classes” on page 104 and that you have “two operating segments: merchandise sales and fresh agriculture produce” on page 91. Please revise to disclose if your experience stores are temporarily or permanently closed. Clearly define your segments and refrain from referring to a product as a segment if not accurate. Include a description of your plantbased meal products and explain which segment your plant-based meal product falls under. Clearly and consistently revise your filing throughout. Refer to Item 4.B.1. of Form 20-F.

Response: We respectfully advise the Staff that we have revised the relevant disclosures throughout the Amended F-1, including pages 1, 92, 111, 112, 118, 120 and 121.

Corporate History and Structure, page 10

7.	We note your corporate structure diagram on pages 10 and 81 and definition conventions on page ii. Please tell us how your subsidiaries in Hong Kong are offshore or non-PRC entities when PRC is defined to include Hong Kong or revise.

Response: We respectfully advise the Staff that we have revised the definition conventions on page ii of the Amended F-1 to define PRC as excluding Hong Kong for the sole purpose of the prospectus.

Government Regulations and Approvals for this Offering, page 11

8.	We note your disclosure that you applied for cybersecurity review from the Cyberspace Administration of China. State affirmatively whether you have received permission or approval, whether it has been denied or whether it is currently pending. Revise your filing throughout. Please specifically disclose on page 12 each permission or approval that you, your subsidiaries, or any consolidated VIEs are required to obtain from Chinese authorities to operate your business.

Response: We respectfully advise the Staff that we have revised the relevant disclosures throughout the Amended F-1concerning the application for cybersecurity review and revised relevant disclosure on pages 13 and 45 regarding the permission or approval required for our operations conducted in China. As for the application for cybersecurity review, we respectfully submit that on December 28, 2021, the Cyberspace Administration of China (the “CAC”), and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed the cybersecurity review with respect to our proposed overseas listing pursuant to the Cybersecurity Review Measures.

Transfer of Cash Through our Organization, page 13

9.

We note your disclosure regarding the transfer of cash through your organization and your cross references to the relevant risk factors. In this section, disclose your intentions to distribute earnings or settle amounts owed under the prior and any current VIE agreements. While we note your disclosure that no significant cash transfers and transfers of other assets occurred among you and your subsidiaries, quantify the cash flows and transfers of other assets by type that have occurred among your subsidiaries, and between the holding company, its subsidiaries, and any consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that any consolidated VIE has made to the holding company and which entity made such transfer, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or any consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the prior VIE agreements, including by way of example only the foreign debt registrations and permissible use of capital described on page 46. Please tell us how the references to after-tax profits in the Prospectus Summary and net income on page 59 as measurements for the statutory reserve funds are consistent. Please revise to provide clear and consistent disclosure throughout your filing.

Response: We respectfully advise the Staff that we have revised pages 17 and 18 of the Amended F-1.

Risk Factor Summary, page 14

10.	We note your disclosure on page 62 that your legal rights to lease certain properties could be challenged. If material, consider revising your summary risk factors to include this risk and also consider including the description in Regulations.

Response: We respectfully advise the Staff that we have revised page 25 of the Amended F-1. We respectfully submit that the potential challenges to the leased properties may have certain negative effects on our daily operations, but we do not consider them to be at material risk because the properties leased by us is highly fungible and the additional costs (if any) for relocating our business premises will not materially affect our financial condition.

Risks Relating to Doing Business in China and Hong Kong, page 17

11.	Please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We respectfully advise the Staff that we have revised the relevant risk factor under the caption of “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, and may intervene or influence our operations at any time, or may exert more oversight and control over offerings conducted overseas. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.” on page 56 of the Amended F-1.

12.	Disclose explicitly that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: We respectfully advise the Staff that we have revised page 68 of the Amended F-1.

Risk Factors, page 33

13.	Please file your written agreements with your distribution partners, suppliers and customers discussed on pages 33, 44, 61, 115 and F-33 as exhibits to your registration statement. In the alternative, please explain why you are not required to do so.

Response:  It is respectfully submitted that the Company believes that it is not required to file any of the written agreements (the “Contracts”) with its distribution partners, suppliers and customers discussed on pages 33, 44, 61, 115 and F-33 as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Although the Contracts were made in the ordinary course of the Company’s business, the Company’s business is not “substantially dependent” upon any of these Contracts for the following reasons:

(a)	None of the Contracts is a continuing contract to sell the major part of the Company’s products or services or to purchase the major part of the Company’s requirements of goods, services or raw materials. Although for the years ended December 31, 2020 and 2021, there were customers who accounted for more than 10% of the Company’s total accounts receivables and suppliers who accounted for more than 10% of the Company’s total purchase, the Company is not substantially dependent upon any individual contract with these customers and suppliers. No individual contract accounted for 10% or more of the Company’s total purchases or total revenue for the years ended December 31, 2020 and 2021. None of the Contracts with customers obligates the customers to purchase, or the Company to supply, any minimum level of goods, services or raw materials. Although the Company has entered into framework agreements with its suppliers, such framework agreements mainly govern the contractual relationship between the parties in general and only set out an approximate purchase amount target but do not obligate the suppliers to supply, or the Company to purchase, any minimum level of goods, services or raw materials. The actual purchase amount can be adjusted in appropriate circumstances. Therefore, until the Company signs a separate purchase agreement with the supplier under the framework agreement, there is no guarantee of any supply to the Company.

(b)	None of the Contracts involves franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the Company’s business depends to a material extent.

(c)	The Company believes that its risk factor disclosure “We currently utilize third-party suppliers for our products. Loss of these suppliers could harm our business and impede growth.” is appropriate as part of the analysis of the Company’s potential risks. It is true that if one of the Company’s limited suppliers ceases operations or otherwise becomes unable to supply critical raw materials, the Company could incur delays in manufacturing those products dependent on these raw materials and possibly experience some level of loss of revenue related to those products, which could have an adverse effect on its results of operations. However, because the Company is not substantially dependent on any one product or supplier of one product, such impact would not have a long-term material impact on the Company’s financial condition. If the Company were to receive notice from any of its existing suppliers of such party’s intent to cease providing the supplies, the Company believes that it could transition to one or more alternative suppliers on commercially reasonable terms. While such a transition could potentially be disruptive in the short-term, it would not prevent the Company from operating its business or materially impact the Company’s business or financial results. For the foregoing reasons, the Company does not believe that its business is substantially dependent on any agreement with its suppliers.

Nonetheless, mindful of the Staff’s comment, the Company will continue to consider whether there are any contracts upon which it is substantially dependent, and will file any such contracts as appropriate in connection with future filings.

We depend on a stable and adequate supply of raw materials..., page 38

14.

We note you identify inflation among the factors that may materially affect your results. If recent inflationary pressures have materially impacted your operations, please include appropriate risk factor disclosure and revise throughout the filing. Identify the types of inflationary pressures you are facing, describe how your business has been affected and the resulting impact on your financial condition and results of operation, and identify the actions planned or taken, if any, to mitigate inflationary pressure. Finally, please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items;

●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or

●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension or have sought to “de-globalize” your supply chain. Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: We respectfully advise the Staff that we have revised pages 44 of the Amended F-1.

15.	Please identify the raw materials used in your products.

Response: We respectfully advise the Staff that we have revised pages 44 of the Amended F-1.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies..., page 46

16.	Please define “FIE.”

Response: We respectfully advise the Staff that we have revised pages 52 of the Amended F-1.

Use of Proceeds, page 73

17.	We note your disclosure that approximately 25% of the net proceeds from the offering is expected to be used for the acquisitions of “RCT/RTE brands.” Please clarify if RCT refers to ready-to-cook (RTC) products. Please provide the status of these acquisitions. Refer to Item 3.C.3. of Form 20-F.

Response: We respectfully advise the Staff that we have revised pages 29 and 79of the Amended F-1.

18.	We note your disclosure that approximately 15% of the net proceeds from the offering is expected to be used for reorganizing your capital structure and that on page 13 “[c]urrently, DDC Cayman is incorporated in Cayman Islands to be the ultimate parent company of the Group.” Please tell us more about this reorganization. Refer to Item 4.A.4. of Form 20-F.

Response: We respectfully advise the Staff that 15% of the net proceeds from the offering is expected to be used for reorganizing the Company’s shareholding structure by repaying certain of the existing shareholders’ loan. The Group’s corporate structure will not change and DDC Cayman will remain as the ultimate parent company of the Group after the offering. To clarify, we have revised pages 29 and 79 of the Amended F-1.

Capitalization, page 75

19.	Please tell us what “Exchange Rate Information” cross-references to.

Response: We respectfully advise the Staff that we have revised page 81 of the Amended F-1.

Dilution, page 77

20.	It appears that the underwriters will be granted an over-allotment option. Please include the shares that may be issued in connection with the over-allotment option in your dilution calculations.

Response: We respectfully advise the Staff that we have revised page 83 of the Amended F-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 85

21.	Please identify any trend information that is reasonably likely to have a material effect on your results of operation or financial condition. For example, for the current financial year, discuss any known trends or uncertainties in your product offerings, including the discontinuation of your fresh produce product and experience stores, your terminated and any current VIEs, and planned expansion of offline consumer product sales through your point-of-sales (POS). Please tell us how your two acquisitions discussed on page 100 will impact your cash flows, profitability and liquidity. Refer to Item 5.D. of Form 20-F. Clearly and consistently revise your filing throughout.

Response: We respectfully advise the Staff that we have revised pages 92 of the Amended F-1.

Key Factors Affecting Our Results of Operations, page 87

22.	Please explain how the disclosure that your sales and marketing costs will stabilize by 2022 and start to decline is consistent with your statements on page 36 that you expect to continue to make significant future expenditures related to investments in sales and marketing and on page 39 that you expect your marketing expenses relating to online channels will continue to increase.

Response: We respectfully advise the Staff that we have revised pages 93 of the Amended F-1.

23.	We note that you have experienced supply chain disruptions. Please revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, including your disclosures that you increased the number of suppliers and distribution partners. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: We respectfully advise the Staff that we have revised pages 94 of the Amended F-1.

Bank Loans, page 96

24.	Please explain how your discussion of your bank loans complies Item 5.B.2. of Form 20-F or revise. On page 97, please revise to clarify that you have already incurred debt.

Response: We respectfully advise the Staff that we have revised pages 104 of the Amended F-1.

Business

Plant-Based Meal Products, page 111

25.	Please provide the revenue generated by your plant-based meal products.

Response: We respectfully advise the Staff that we have revised pages 120 of the Amended F-1.

Regulations, page 118

26.	We note on page ii that the term “PRC” refers to only laws and regulations of mainland China when describing such laws and regulations. Please include in this section a description of the material effects of Hong Kong government regulations on your business. To the extent material, please also describe U.S. laws and regulations given your recent business expansion into the U.S. market. Please revise the filing throughout to address Hong Kong and U.S. law, if material. In addition, please revise the generalized disclosure in this section to describe the applicability to your operations.

Response: We respectfully advise the Staff that we have revised pages 137 of the Amended F-1 to include certain material Hong Kong government laws and regulations that affect our business. We respectfully submit that since substantially all of our revenue is derived from within the PRC and we have employees only in the PRC and Hong Kong, the relevant laws and regulations of the PRC and Hong Kong are most relevant to our business and are discussed in the Amended F-1. We do not consider U.S. law and regulations significant as they do not materially affect our business.

Management, page 128

27.	Please explain whether Norma Ka Yin Chu’s directorship of Voodoo Enterprise Limited, as described on page 135, should be disclosed in this section.

Response: We respectfully advise the Staff that Ms. Norma Ka Yin Chu has resigned and is no longer a director of Voodoo Enterprise Limited. We have revised page 146 of the Amended F-1 accordingly.

28.	Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

Response: We respectfully advise the Staff that we have revised page 143 of the Amended F-1.

Compensation of Directors and Executive Officers, page 133

29.	Please tell us how your disclosure complies with Item 6.C.2. of Form 20-F or revise.

Response: We respectfully advise the Staff that we have revised page 144 of the Amended F-1.

30.	Please tell us how the disclosure that no executive officer has received any cash compensation for services rendered to you is consistent with the “Fees Earned in Cash” column in this table, which discloses that Norma Ka Yin Chu and Katherine Shuk Kwan Lui earned cash in fiscal year 2021. Please revise to address this discrepancy.

Response: We respectfully advise the Staff that we have revised page 144 of the Amended F-1.

Related Party Transactions, page 137

31.	Please update this section to reflect the information as of the date of the document, including by way of example only the amount outstanding on your loans as of the latest practicable date. Refer to Item 7.B. of Form 20-F.

Response: We respectfully advise the Staff that we have revised pages 148 to 151 of the Amended F-1.

Description of Share Capital and Governing Documents, page 140

32.	Please revise to clarify the treatment and terms of your Class A ordinary shares and Class B ordinary shares in connection with your proposed offering in this section.

Response: We respectfully advise the Staff that we have revised pages 152 to 153 of the Amended F-1.

33.	Please revise throughout the filing to clarify which specific provisions will apply pursuant to your Second Amended and Restated Memorandum and Articles of Association, which is expected to take effect immediately prior to the effectiveness of your registration statement, as compared to the current description of your Amended and Restated Memorandum and Articles of Association. Please tell us how your disclosure complies with Items 10.B.4., 10.B.5., and 10.B.8. of Form 20-F. Please specifically describe the arrangements for transfer and any restrictions on the free transferability of the shares according to your Second Amended and Restated Memorandum and Articles of Association. Refer to Item 9.A.5.B. and Item 10.B. of Form 20-F.

Response: We respectfully advise the Staff that we have made revisions throughout the Amended F-1. In particular, we have revised pages 152 to 154 of the Amended F-1. The form of memorandum and articles to take effect immediately prior to the effectiveness of the registration statement will be the tenth and amended and restated memorandum and articles of association, rather than the second. The Exhibit Index on page II-4 of the revised Amended F-1 has been updated to reflect this.

34.	Please provide a description of your Amended and Restated Shareholders’ Agreement dated February 5, 2021.

Response: We respectfully advise the Staff that we have revised page 155 of the Amended F-1.

Recent Sales of Unregistered Securities, page II-1

35.	Please revise to include your issuances of share options pursuant to your existing employee share option plan and your issuances of share options to your collaboration partners as discussed on pages F-42 and F-47.

Response: We respectfully advise the Staff that we have revised pages II-1 and II-2 of the Amended F-1.

General

36.	We refer to your news update, dated July 12, 2022, entitled “Update – DayDayCook Alters Strategy to Achieve Nasdaq Listing; Announced New Funding Round ahead of IPO.” In your response letter, please provide your analysis as to how this communication is consistent with Rule 135 of the Securities Act. In addition, please ensure that this funding round is disclosed in your updated table on page II-1.

Response:

For the Staff’s benefit, the Company notes its awareness of the restrictions imposed by Section 5(c) of the Securities Act of 1933, as amended (the “Securities Act”), but believes that the news update referred to is not an offer to sell the Company’s securities, despite the brief mention that the company has “decided to undertake its initial public offering (IPO) on the Nasdaq.” The Company believe that this reference does not rise to the level of an offer pursuant to Section 2(a)(3) of the Securities Act, which defines an “offer” as an “attempt to offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.” Taken in the context of the remaining elements of the news update, it is clear to the reader that the primary purposes of the communication are to:

●	Inform relevant constituencies such as customers and suppliers concerning the Company’s and the SPAC’s mutual agreement to terminate the deSPAC business combination previously entered into;

●	Indicate that the business of the Company continues to be strong, supported by the new partnerships with Nestle China and OATLY;

●	Describe new sources of funding (important given the termination of the deSPAC process); and

●	Indicate that at some point in the future the Company still intends to seek a public market stock listing.

The Company notes that many companies – particularly ones located outside the United States – issue press releases regarding future plans to IPO on Nasdaq prior to the time any specifics of an offering are available or any banking or other advisors have been engaged. The Company understands the policies behind Rule 135 (and related Rule 135e) concerning “conditioning the market” and “gun jumping,” but believes that the market treats communications containing only vague references to an IPO (particularly ones that do not mention the names of underwriting banks or timing details) as directional guidance concerning future sources of international capital, rather than an actual offer of securities. Additionally, as nearly six months have now elapsed since the date of the news update, the Company respectfully suggests that an adequate amount of time to effect a “cooling off period”, to the extent necessary, has now passed.

Should the Staff disagree regarding our views on the issue of whether an “offer” of securities is involved, it also appears to us that the news update comports with the requirements of Section 5(c) because it potentially falls within three safe harbors of Section 5(c): Rule 135 as a notice of proposed offering, Rule 169 as a communication of regularly released factual information with respect to the remainder of the press release, and Rule 163A as a communication made by an issuer more than 30 days before a registration statement is filed.

Rule 135 - The last sentence of the first paragraph of the news update states that the Company has “decided to undertake its initial public offering (IPO) on the Nasdaq.” This statement falls under Rule 135, as it is a notice that the Company’s initial public offering will be not be by deSPAC business combination but rather a traditional IPO (ie. registered under the Securities Act), and is otherwise in compliance with the content requirements of Rule 135. Although Rule 135 has a legend requirement, generally, a failure to include a specified legend or comply with a filing requirement will not result in the total loss of a potential safe harbor, provided a good faith and reasonable effort was made to comply therewith. See Rule 164(b). Consequently, the Company’s inadvertent failure to include the legend required by Rule 135 should not destroy the safe harbor provided therein and the news update should be considered compliant with the requirements of Section 5(c).

Rule 169 - Rule 169 provides a safe harbor to the requirements of Section 5(c) for communications of regularly released factual business information. Pursuant to Rule 169, factual business information includes: factual information about the issuer, its business or financial developments, or other aspects of its business, and advertisements of, or other information about, the issuer’s products or services. To claim the Rule 169 safe harbor certain conditions must be satisfied: (1) the issuer has previously released information of the type in the ordinary course of its business; (2) the timing, manner, and form in which the information is released is consistent in material respects with similar past releases; (3) the information is released for intended use by persons, such as customers and suppliers, other than in their capacities as investors or potential investors in the issuer’s securities; and (4) the issuer is not an investment company registered under the Investment Company Act of 1940 or a business development company as defined in the Investment Company Act of 1940.

The second two paragraphs of the news update discussed the new partnerships with Nestle China and OATLY and the new funding available from several institutional investors, as noted above. This information is factual information exempt from violations of Section 5(c) pursuant to Rule 169. A press release discussing these matters is consistent with the type of information released on an ongoing basis by the Company, as is exhibited by previous press releases. Further, the press release was consistent in time, manner, and form with previous press releases issued by the Company. Finally, the Company is a direct-to-consumer company focusing on innovative and healthy meals, not a registered investment company or business development company.

Rule 163A - For purposes of Section 5(c), Rule 163A provides a non-exclusive safe harbor for certain communications made by or on behalf of issuers more than 30 days before a registration statement is publicly filed. Rule 163A states that a communication is exempt from Section 5(c), provided: (1) the communication is made by or on behalf of an issuer; (2) the communication is made more than 30 days before the filing of a registration statement; (3) the communication does not reference a securities offering; and (4) the issuer must take reasonable steps within its control to prevent further distribution or publication of the communication during the 30-day period prior to filing the registration statement.

The news update was a communication made by the issuer more than 30 days prior to the any public filing of the Company’s registration statement. As noted above, the brief mention of the potential Nasdaq IPO does not reference a particular offering of securities and spoke only in general, abbreviated terms. The Company has also taken reasonable steps within its control to prevent further distribution or publication of the news update (and will continue to do so during the aforementioned 30-day period), as it did not (and will not) engage in any redistribution or publication of the news update. We note that, while the Staff has declined to specify what constitutes Rule 163A’s requirement of “reasonable steps within the issuer’s control,” the SEC has stated that, while it does not expect the issuer to remove such information from a web site on which it was published, or that the issuer should be able to control the republication or accessing of previously published press coverage, the SEC expects “an issuer to be able to control its own involvement in any subsequent redistribution or publication.” See SEC Release, No. 33-8591, SECURITIES OFFERING REFORM, 76-77, note 165 (2005). Thus, because news update was made much more than 30 days prior to any public filing of its registration statement, contained no specific reference to an actual offering, and the Company took reasonable steps to prevent further distribution or publication of the news update, it is covered by the Rule 163A safe harbor for purposes of Section 5(c).

Lastly, we also advise the Staff that we have revised pages II-2 of the Amended F-1 to disclose the funding round mentioned in the news update.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Norma Chu
DDC Enterprise Limited
Chief Executive Officer
Encl.